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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         Global TeleSystems Group, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.10 per share

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                         (Title of Class of Securities)

                                    37936U104

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                                 (CUSIP Number)

                                 April 23, 1999

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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)

         X        Rule 13d-1(c)

                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                   37936U104
CUSIP No. ................................

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above person (entities only)

   Apax Partners & Co. Ventures Limited

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]

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3.    SEC Use Only
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4.    Citizenship or Place of Organization                    England
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Number of            5.  Sole Voting Power                    0
Shares Bene-
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ficially
Owned by Each        6.  Shared Voting Power                  0
Reporting
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Person With:
                     7.  Sole Dispositive Power               0

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                     8.  Shared Dispositive Power             0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person             0

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)       [ ]

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11. Percentage of Class Represented by Amount in Row (9)      0
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12. Type of Reporting Person (See Instructions)               CO
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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


MATERIAL TO BE FILED AS EXHIBITS.

N/A
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 27, 1999

                                    APAX PARTNERS & CO. VENTURES LIMITED


                                    By: /s/    R.C. WILSON
                                        ---------------------------------
                                        Name:  R.C. Wilson
                                        Title: Director